Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement of Cross Country Healthcare, Inc. on Form S-1 of our reports dated May 9, 2012 except for Note 17 as to which date is September 12, 2014; and June 25, 2014 except for Note 9 as to which date is September 12, 2014 on the consolidated financial statements of MSN HoldCo, LLC and Subsidiaries for the years ended December 25, 2011, December 30, 2012 and December 29, 2013 appearing in the September 12, 2014 Form 8-k/A of Cross Country Healthcare, Inc., and to the reference to us under the heading of “Experts” in the prospectus. Our report dated June 25, 2014 and September 12, 2014 expresses an unqualified opinion and includes an explanatory paragraph regarding matters that raise substantial doubt about MSN HoldCo, LLC and Subsidiaries’ ability to continue as a going concern.

/s/ Crowe Horwath LLP
Fort Lauderdale, Florida
December 9, 2014